SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ______)*

LDR Holding Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

50185U105
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 12

CUSIP # 50185U105	Page 2 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Austin Ventures VIII, L.P. (“AV VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,286,800 shares, except that AV Partners VIII, L.P. (“AVP VIII”), the general partner of AV VIII, may be deemed to have sole power to vote these shares, and Joseph C. Aragona (“Aragona”), Kenneth P. DeAngelis (“DeAngelis”), Christopher A. Pacitti (“Pacitti”) and John D. Thornton (“Thornton”), the general partners of AVP VIII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,286,800 shares, except that AVP VIII, the general partner of AV VIII, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti and Thornton, the general partners of AVP VIII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,286,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.0%
12	TYPE OF REPORTING PERSON PN

CUSIP # 50185U105	Page 3 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AV Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,286,800 shares, all of which are directly owned by AV VIII. AVP VIII, the general partner of AV VIII, may be deemed to have the sole power to vote these shares, and Aragona, DeAngelis, Pacitti and Thornton, the general partners of AVP VIII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,286,800 shares, all of which are directly owned by AV VIII. AVP VIII, the general partner of AV VIII, may be deemed to have the sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti and Thornton, the general partners of AVP VIII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,286,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.0%
12	TYPE OF REPORTING PERSON PN

CUSIP # 50185U105	Page 4 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph C. Aragona
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		3,286,800 shares, all of which are directly owned by AV VIII. Aragona is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER
		3,286,800 shares, all of which are directly owned by AV VIII. Aragona is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,286,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.0%
12	TYPE OF REPORTING PERSON IN

CUSIP # 50185U105	Page 5 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth P. DeAngelis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		3,286,800 shares, all of which are directly owned by AV VIII. DeAngelis is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER
		3,286,800 shares, all of which are directly owned by AV VIII. DeAngelis is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,286,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.0%
12	TYPE OF REPORTING PERSON IN

CUSIP # 50185U105	Page 6 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christopher A. Pacitti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		3,286,800 shares, all of which are directly owned by AV VIII. Pacitti is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER
		3,286,800 shares, all of which are directly owned by AV VIII. Pacitti is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,286,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.0%
12	TYPE OF REPORTING PERSON IN

CUSIP # 50185U105	Page 7 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John D. Thornton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		3,286,800 shares, all of which are directly owned by AV VIII. Thornton is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER
		3,286,800 shares, all of which are directly owned by AV VIII. Thornton is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,286,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.0%
12	TYPE OF REPORTING PERSON IN

CUSIP # 50185U105	Page 8 of 15

ITEM 1(A).	NAME OF ISSUER

LDR Holding Corporation

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

13785 Research Boulevard, Suite 200
Austin, Texas 78750

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Austin Ventures VIII, L.P., a Delaware limited partnership (“AV VIII”), AV Partners VIII, L.P., a Delaware limited partnership (“AVP VIII”), Joseph C. Aragona (“Aragona”), Kenneth P. DeAngelis (“DeAngelis”), Christopher A. Pacitti (“Pacitti”) and John D. Thornton (“Thornton”). Aragona, DeAngelis, Pacitti and Thornton are the general partners of AVP VIII. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

AVP VIII, the general partner of AV VIII, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AV VIII. Aragona, DeAngelis, Pacitti and Thornton are general partners of AVP VIII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AV VIII.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Austin Ventures
300 West Sixth Street, Suite 2300
Austin, Texas 78701

ITEM2 (C).	CITIZENSHIP

AV VIII and AVP VIII are Delaware limited partnerships. Aragona, DeAngelis, Pacitti and Thornton are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 50185U105

ITEM 3.	Not Applicable.

CUSIP # 50185U105	Page 9 of 15

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the issuer by the person filing this Statement is provided as of December 31, 2013.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreement of AV VIII, the general and limited partners of AV VIII may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by AV VIII.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

CUSIP # 50185U105	Page 10 of 15

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP # 50185U105	Page 11 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

AUSTIN VENTURES VIII, L.P.	/s/ Kevin Kunz
By AV Partners VIII, L.P.,	Signature
Its General Partner
Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

AV PARTNERS VIII, L.P.	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

JOSEPH C. ARAGONA	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

KENNETH P. DeANGELIS	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

CHRISTOPHER A. PACITTI	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

JOHN D. THORNTON	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

CUSIP # 50185U105	Page 12 of 15

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

Exhibit B: Power of Attorney	15

CUSIP # 50185U105	Page 13 of 15

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February 12, 2014

AUSTIN VENTURES VIII, L.P.	/s/ Kevin Kunz
By AV Partners VIII, L.P.,	Signature
Its General Partner
Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

AV PARTNERS VIII, L.P.	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

JOSEPH C. ARAGONA	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

KENNETH P. DeANGELIS	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

CHRISTOPHER A. PACITTI	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

CUSIP # 50185U105	Page 14 of 15

JOHN D. THORNTON	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

CUSIP # 50185U105	Page 15 of 15

EXHIBIT B

Power of Attorney

Kevin Kunz has signed this Schedule 13G as Attorney-in-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.